Exhibit 12

ORBCOMM Inc.

Computation of Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preference Dividends

(Amounts in thousands, except the ratio)

	Fiscal Year Ended December 31,
	2017		2016		2015		2014		2013
Earnings (A):
Pre-tax income (loss) from continuing operations	(61,604)		(22,709)		(11,774)		(4,117)		$6,054
Add:
Fixed charges	1,283		1,909		7,277		5,657		5,471

	(60,321)		(20,800)		(4,497)		1,540		11,525
Less:
Interest capitalized	0		744		1,138		4,713		4,562
Noncontrolling interest in pre-tax income (loss) of a subsidiary that has not incurred fixed charges	89		285		252		159		160

Total earnings	(60,410)		(21,829)		(5,887)		(3,332)		$6,803

Fixed Charges (B):
Fixed charges included in earnings (G)	149		149		5242		149		$58
Interest portion of rent expense (F)	1,134		1,016		897		795		851
Capitalized interest	0		744		1,138		4,713		4,562

Total fixed charges	1,283		1,909		7,277		5,657		$5,471

Preference Security Dividend (C):	12		14		36		37		$59

Ratio of Earnings to Fixed Charges	N/A	(D)	N/A	(D)	N/A	(D)	N/A	(D)	1.2
Ratio of Earnings to Combined Fixed Charges and Preference Security Dividends	N/A	(E)	N/A	(E)	N/A	(E)	N/A	(E)	1.2

(A)	“Earnings” are defined as pre-tax income from continuing operations, adjusted for fixed charges, interest capitalized and income from non-controlling interest of subsidiaries that have not incurred fixed charges.

(B)	“Fixed charges” are defined as interest on borrowings (whether expensed or capitalized).

(C)	“Preference Security Dividend” is defined as the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred stock.

(D)	The ratio coverage was less than 1:1 for fiscal years 2017, 2016, 2015 and 2014. The Company would have needed to generate additional pre-tax earnings of $61,693, $23,738, $13,164 and $8,989 to achieve coverage of 1:1 for fiscal years 2017, 2016, 2015 and 2014, respectively.

(E)	The ratio coverage was less than 1:1 for fiscal years 2017, 2016, 2015 and 2014. The Company would have needed to generate additional pre-tax earnings of $61,705, $23,752, $13,200 and $9,026 to achieve coverage of 1:1 for fiscal years 2017, 2016, 2015 and 2014, respectively.

(F)	One-third of net rent expense is the portion deemed representative of the interest factor.

(G)	Represents interest expense recorded.